

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2024

Ryan Frazier
Chief Executive Officer of Arrived Holdings, Inc.
Arrived Homes 4, LLC
1700 Westlake Ave North, Suite 200
Seattle, WA 98109

>   **Re: Arrived Homes 4, LLC**
>   **Offering Statement on Form 1-A**
>   **Filed April 9, 2024**
>   **File No. 024-12424**

Dear Ryan Frazier:

We have reviewed your offering statement and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A filed April 9, 2024

Exhibits

1.   Please revise the auditor consent filed as Exhibit 11.1 to reconcile the discrepancy in the report date. More specifically, we note that the report included on page F-4 of your offering circular is dated April 9, 2024. However, the auditor consent refers to the report dated March 28, 2024.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which

Ryan Frazier
Arrived Homes 4, LLC
April 22, 2024
Page 2

will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: John Rostom